Exhibit 99.1

October 14, 2013

Press release

Turquoise Hill Resources announces third quarter 2013 production

VANCOUVER, CANADA – Turquoise Hill Resources today announced the third quarter 2013 production for Oyu Tolgoi.

Kay Priestly, Turquoise Hill Chief Executive Officer, said, “During the third quarter, the Oyu Tolgoi concentrator continued to ramp up and is now operating at nameplate-capacity of approximately 100,000 tonnes of ore processed per day. Concentrate shipments began early in the quarter and Oyu Tolgoi’s customers are making good progress with Chinese customs officials to resolve matters with purchased concentrate at the border.”

Head grades improved in the quarter with a lower proportion of stockpiled ore processed as open-pit mining activities ramped up after being reduced in the second quarter to preserve cash. Given the mine and concentrator are still early in development and operation, ore grades and recovery rates are expected to continue to improve throughout the fourth quarter.

Turquoise Hill continues to expect Oyu Tolgoi to produce between 75,000 and 85,000 tonnes of copper in concentrates for 2013. Shipments of concentrate are expected to be aligned with production rates by the end of 2013.

Turquoise Hill Resources Ltd. Suite 354 – 200 Granville Street Vancouver, British Columbia Canada V6C 1S4 T 604 688 5755 www.turquoisehill.com

Turquoise Hill Production Data

All data represents full production and sales on a 100% basis

	2Q 2013	3Q 2013	9 Months 2013
Oyu Tolgoi
Ore Treated (‘000 tonnes)	4,430	8,052	12,482
Average mill head grades:
Copper (%)	0.42	0.47	0.45
Gold (g/t)	0.27	0.36	0.33
Silver (g/t)	1.31	1.39	1.36
Copper concentrates produced (‘000 tonnes)	50.2	110.3	160.5
Average concentrate grade (% Cu)	26.1	27.7	27.2
Production of metals in concentrates:
Copper in concentrates (‘000 tonnes)	13.1	30.6	43.7
Gold in concentrates (‘000 ounces)	21	62	83
Silver in concentrates (‘000 ounces)	85	196	281
Sales of metals in concentrates:
Copper in concentrates (‘000 tonnes)	—	—	—
Gold in concentrates (‘000 ounces)	—	—	—
Silver in concentrates (‘000 ounces)	—	—	—

About Turquoise Hill Resources

Turquoise Hill Resources (NYSE, NASDAQ & TSX: TRQ) is an international mining company focused on copper, gold and coal mines in the Asia Pacific region. The company’s primary operation is its 66% interest in the Oyu Tolgoi copper-gold-silver mine in southern Mongolia. Other assets include a 58% interest in Mongolian coal miner SouthGobi Resources (TSX: SGQ; HK: 1878); and a 56% interest in copper-gold miner Inova Resources (ASX, TSX: IVA), formerly Ivanhoe Australia; and a 50% interest in Altynalmas Gold, a private company developing the Kyzyl Gold Project in Kazakhstan, which is in the process of being sold.

Contacts

Investors	Media
Jason Combes Office: +1 604 648 3920 Email: jason.combes@turquoisehill.com	Tony Shaffer Office: +1 604 648 3934 Mobile: tony.shaffer@turquoisehill.com

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Forward-looking statements

Certain statements made herein, including statements relating to matters that are not historical facts and statements of Turquoise Hill’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will,” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook.

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Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Turquoise Hill to be materially different from future results, performances or achievements expressed or implied by such statements or information. Such statements and information are based on numerous assumptions regarding present and future business strategies and goals and the environment in which Turquoise Hill will operate in the future, including the price of copper and gold, anticipated capital and operating costs, the ability to complete the disposition of certain of its non-core assets, such as Turquoise Hill’s 50% interest in Altynalmas Gold Ltd., the ability and timing to complete project financing, and the evolution of discussions between Turquoise Hill and Rio Tinto with the Government of Mongolia on a range of issues relating to the implementation of the Investment Agreement, project development costs, operating budgets, management fees and governance. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements and information include, among others, copper and gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, legal and political risks in Mongolia, regulatory restrictions (including environmental regulatory restrictions and liability), actions by governmental authorities, litigation risks, currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements, capital and operating costs for the construction and operation of the Oyu Tolgoi mine and defective title to mineral claims or property. Although Turquoise Hill has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

With respect to specific forward-looking information and statements concerning the construction, development and prospects of the Oyu Tolgoi mine, Turquoise Hill has based its assumptions and analyses on certain factors which are inherently uncertain. Uncertainties and assumptions include, among others: the timing and cost of the construction of mining and processing facilities; the impact of changes in interpretation of, or changes in enforcement of, laws, regulations and government practices in Mongolia; the availability and cost of skilled labour and transportation; the availability and cost of appropriate smelting and refining arrangements; the obtaining of necessary environmental and other government permits, and the timing of those permits; the availability of funding on reasonable terms; the timing and availability of a coal-fired power plant for Oyu Tolgoi mine; projected copper and gold prices and demand; anticipated yearly production of copper and gold at the Oyu Tolgoi mine; and the development and concentrator nameplate capacity of the project’s second phase of development expansion and associated costs.

All such forward-looking information and statements are based on certain assumptions and analyses made by Turquoise Hill’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” Turquoise Hill’s Annual Information Form and MD&A filed on SEDAR and EDGAR. The reader is cautioned not to place undue reliance on forward-looking information or statements.

The MD&A also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation, which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. Mineral resources that are not mineral reserves do not have demonstrated economic viability. See the discussion under the headings “Language Regarding Reserves and Resources” and “Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources” in the Company’s MD&A filed on SEDAR and EDGAR. Except as required by law, Turquoise Hill does not assume the obligation to revise or update these forward-looking statements and forward-looking information after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

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